FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X     Form 40-F
                                       -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes        No   X
                                        -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 99.1 is a Form of Sales Agreement between Excel Maritime Carriers Ltd. (the "Company") and Cantor Fitzgerald & Co. and Hibernia Southcoast Capital, Inc. as sales agents in connections with the Company's offering of up to 5,899,000 of its Class A common shares. Information furnished on this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference in the Company's Registration Statement on Form F-3 (File No. 333-120259) and any related prospectus, as supplemented, including the Company's Prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, on November 5, 2004.

ADDITIONAL INFORMATION

     None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           EXCEL MARITIME CARRIERS LTD.
                                           (registrant)



Dated:  March 8, 2005                      By: /s/ Christopher J. Georgakis
                                               ----------------------------
                                               Christopher J. Georgakis
                                               President and
                                               Chief Executive Officer


02545.0001 #553522